EXHIBIT 12.1
ARCHSTONE-SMITH TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollar amounts in thousands)

	Years Ended December 31,
	2006(1)	2005(1)	2004(1)	2003(1)	2002(1)
Earnings from operations	$201,008	$121,609	$106,111	$100,658	$106,188
Add:
Interest expense	245,895	164,035	125,108	107,791	107,978

Earnings as adjusted	$446,903	$285,644	$231,219	$208,449	$214,166

Fixed Charges:
Interest expense	$245,895	$164,035	$125,108	$107,791	$107,978
Capitalized interest	51,808	39,111	23,572	26,854	32,377

Total fixed charges	$297,703	$203,146	$148,680	$134,645	$140,355

Ratio of earnings to fixed charges	1.5	1.4	1.6	1.5	1.5

(1)	Net earnings from discontinued operations have been reclassified for all periods presented to conform with the list of communities in discontinued operations as of December 31, 2006.